UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): May 2, 2023

Music Licensing, Inc.

(Exact name of issuer as specified in its charter)

Nevada	46-5145215
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

3811 Airport Pulling Road North, Suite 203, Naples Florida 34105

(Full mailing address of principal executive offices)

(833) 227-7683

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.001 par value

Item 9 Other Events

On May 2, 2023, Music Licensing, Inc. (the “Company,” “we,” “us,” or “our”) terminated its relationship with the law firm Myers Fletcher & Gordon (“MFG”). The termination of the relationship was amicable and mutually agreed upon by both parties. MFG has agreed to fully refund Music Licensing, Inc. for fees and expenses.

The Company is currently in the process of retaining a new law firm in Jamaica and expects to finalize the retention within the coming days. We do not anticipate any material impact on the Company’s listing on the Jamaica Stock Exchange resulting from the termination of the relationship with MFG or the retention of a new law firm.

As a result of this termination, there will be no further engagement or involvement of MFG in any of the Company’s ongoing legal matters or transactions. Music Licensing, Inc. remains committed to maintaining a high level of legal and regulatory compliance and will continue to work closely with its new legal counsel to ensure a smooth transition.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MUSIC LICENSING INC.

Date:	May 2, 2023	By:	/s/ Jake P. Noch
Jake P. Noch, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

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